SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 July 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 01 July 2008
                   re:  Blocklisting Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1st July 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group sharesave scheme 1997
Period of return:	From:	01/01/2008	To:	30/06/2008
Balance of unallotted securities under scheme(s) from previous return:		4,129,348
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		50,000,000 Ref (0-870-612) (GB0008706128)
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		36,848,580
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,280,768

Name of contact:	SHARON SLATTERY , SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:
 1st July 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group sharesave scheme 2007
Period of return:	From:	01/01/2008	To:	30/06/2008
Balance of unallotted securities under scheme(s) from previous return:		-
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		10,000,000 Ref: (0-870-612) (GB0008706128)
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,000,000

Name of contact:	SHARON SLATTERY, SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1st July 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group No. 1 executive share option scheme 1997
Period of return:	From:	01/01/2008	To:	30/06/2008
Balance of unallotted securities under scheme(s) from previous return:		1,382,960
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		19,557
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1, 363,403

Name of contact:	SHARON SLATTERY , SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1st July 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group No. 2 executive share option scheme 1997
Period of return:	From:	01/01/2008	To:	30/06/2008
Balance of unallotted securities under scheme(s) from previous return:		7,673,532
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,300,000 Ref (0-870-612) (GB00087061 2 8)
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		117,874
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,855,658

Name of contact:	SHARON SLATTERY , SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1st July 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group plc senior executives' share option scheme 1996
Period of return:	From:	01/0 1 /200 8	To:	3 0 / 06 /200 8
Balance of unallotted securities under scheme(s) from previous return:		762,500
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		762,500

Name of contact:	SHARON SLATTERY , SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1st

July
 2008

Name of applicant :		Lloyds TSB Group plc
Name of scheme:		Lloyds TSB Group Shareplan
Period of return:	From:	01/01/2008	To:	30/06/2008
Balance of unallotted securities under scheme(s) from previous return:		434,353
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		434,353

Name of contact:	SHARON SLATTERY , SENIOR ASSISTANT SECRETARY
Telephone number of contact:	020 7356 1034

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date: 01 July 2008